LAWLER & ASSOCIATES

a professional law corporation

11622 El Camino Real, Suite 100

San Diego, California 92130

Telephone: 888-675-0888

Facsimile: 866-506-8877

    W. Scott Lawler, Esq.

Admitted in California and Utah

Friday, October 31, 2008

Via Electronic Filing via Edgar and Facsimile to (202)772-9209

Mr. Tom Kluck - Branch Chief

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Kluck:

Re:

Peerless Capital Corporation.

Registration Statement on Form S-1

File No. 333-153920; Filed October 9, 2008

Dear Mr. Kluck:

We represent Peerless Capital Corporation (the “Company”) in connection with their Registration Statement on Form S-1. We are in receipt of your correspondence dated October 29, 2008 and have included responses to your comments herein (your original comments have been included for ease of reference). This response letter is being filed with the Company’s Amended Form S-1 via Edgar.

Comment No. 1

Please include the signature of your chief executive officer, James Crane, in his individual capacity. Please refer to Signatures Instruction 1 of Form S-1.

Response to Comment No. 1

We have made the revision note in this comment.

_____________

Please feel free to contact me directly with any questions regarding the foregoing.

Sincerely,

/s/ W. SCOTT LAWLER
W. Scott Lawler, Esq.